January 3, 2008

Via EDGAR and Facsimile

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Re:	BioMarin Pharmaceutical Inc.
Form 10-K for the Fiscal Year Ended December 30, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2007
File No. 000-26727

Dear Mr. Rosenberg:

We are writing to request a ten (10) business day extension to respond to comments received from the Staff of the Securities and Exchange Commission (the “Staff”), by letter dated December 20, 2007 (the “Comment Letter”), with respect to BioMarin Pharmaceutical Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 30, 2006 and Form 10-Q for the quarterly period ended September 30, 2007. Due to the Company shutdown during the Christmas and New Year’s holidays, the Company respectfully requests an extension through January 16, 2008 to respond to the Comment Letter.

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (415) 506-6307.

Very Truly Yours,

/s/ G. Eric Davis
G. Eric Davis Vice President, General Counsel and Secretary